Exhibit 1

Corporate News

NXP Announces the Full Exit of Private Equity Investors

EINDHOVEN, The Netherlands, July 29, 2016 - NXP Semiconductors N.V. (NASDAQ: NXPI) announced today that as a result of recent sales, the company’s private equity investors have fully liquidated their positions and no longer own any NXP shares.

At the time of the merger close with Freescale in December 2015, the company’s private equity investors, who became NXP shareholders as a result of the merger, owned approximately 65 million shares, or about 18 percent of NXP’s shares outstanding.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has 44,000 employees in more than 35 countries and posted revenue of $6.1 billion in 2015. Find out more at www.nxp.com.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398